UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2013

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: November 19, 2013	By:	/s/ Jeffrey David Mc Ghie
	Name:	Jeffrey David Mc Ghie
	Title:	General Counsel

VimpelCom Russia has organized a peering interconnection with

Deutsche Telekom’s IPX platform

Amsterdam and Bonn (November 18, 2013), Deutsche Telekom International Carrier Sales & Solutions (ICSS), and VimpelCom Ltd.’s subsidiary in Russia (“OJSC VimpelCom” or “Company”) (TM Beeline), today announce that they have established seamless interconnection of their IPX networks.

IPX (Internetwork Packet Exchange) is a next generation network service for the transfer of various IP-based services between operators and different types of service providers (mobile, fixed network, Internet access), both domestically and internationally.

Deutsche Telekom ICSS has been selected as partner for VimpelCom due to the Company’s high expertise in this field and the large number of partner contracts and mobile operators` interconnections including, but not limited to, T-Mobile (a part of Deutsche Telekom Group)

“We chose to work with Deutsche Telekom ICSS due to its rich experience in the mobile world in general and in IPX in particular, its large customer base, wide coverage and high quality” says Andrey Azhigirov, Carrier Services and Roaming Director at VimpelCom Russia.

“We are happy to help Vimpelcom further optimize their business,” said Alexander Vlasov, Head of Key Account Management CEE at Deutsche Telekom ICSS. “VimpelCom’s customers profit from a faster Internet connection at home and while roaming and, at the same time, Beeline is able to effectively manage the ever-growing volumes of services and reduce costs”.

Thanks to the IPX interconnection with Deutsche Telekom, Beeline has now received the technical ability to connect to other operators faster, thus ensuring Beeline’s consumers of worldwide interoperability, reliability, and guaranteed quality of service.

About VimpelCom

VimpelCom is one of the world’s largest integrated telecommunications services operators providing voice and data services through a range of traditional and broadband mobile and fixed technologies in Russia, Italy, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Laos, Algeria, Bangladesh, Pakistan, Burundi, Zimbabwe, Central African Republic and Canada. VimpelCom’s operations around the globe cover territory with a total population of approximately 753 million people. VimpelCom provides services under the “Beeline”, “Kyivstar”, “djuice”, “WIND”, “Infostrada” “Mobilink”, “Leo”, “banglalink”, “Telecel”, and “Djezzy” brands. As of September 30, 2013 VimpelCom had 219 million mobile subscribers on a combined basis. VimpelCom is traded on the NASDAQ Global Stock Market under the symbol (VIP). For more information visit: www.vimpelcom.com.

About Beeline Business

Beeline Business is a subdivision of VimpelCom that caters to corporate users. It provides services to more than 260,000 corporate customers. The portfolio of Beeline Business is comprised of over 70 solutions for business, including those based on the convergence of mobile and fixed-line communications. Beeline Business is the leader in communication services for the commercial real estate market. The overall number of facilities linked via the Beeline’s network is more than 4,000 buildings in Moscow and throughout Russia’s regions. About 30% of those buildings are A Class business centers. The length of VimpelCom’s baseline networks is 120,000 kilometers. Beeline Business is the primary baseline Internet operator for over 300 ISPs in Russia, the CIS countries and the Baltic States. The Company’s international IP network has a capacity of 170 Gbps and maintains its own nodes in Stockholm, Frankfurt, London and New York.

About Deutsche Telekom International Carrier Sales & Solutions (ICSS)

International Carrier Sales & Solutions (ICSS) is one of the world’s leading carriers and an innovation driver for IP-based solutions. As an integral part of Deutsche Telekom’s International Wholesale Business unit, ICSS serves the international wholesale requirements of the DT Group with its international affiliates and more than 700 external customers worldwide. One of the unit’s core competencies is to focus on building business partnerships around the globe. With years of experience in the international wholesale communication market, ICSS has the expertise to provide clients with tailor-made solutions. The innovative technologies are offered on a global basis with a special emphasis on Europe.

The cutting-edge offerings of ICSS include the following business segments:

Internet & Content: Ensure best user experience by partnering with one of the premier European Internet and content players.

Mobile World: Mobilize your customers’ lives with innovative and profitable solutions from ICSS, a premium mobile enabler.

Carrier Enterprise Services: Securely connect your customer’s global sites with a major European multi-service provider.

Global Capacity: Manage your growing European and transatlantic backbone requirements with tailored, reliable and high-speed connectivity solutions.

Global Voice: Excellence and innovation with scale from the international market leader for retail voice termination.

For further information, see www.telekom-icss.com.

Contact information

Investor Relations	Media and Public Relations

VimpelCom Ltd.	VimpelCom Ltd.
Gerbrand Nijman	Bobby Leach/Artem Minaev
Investor_Relations@vimpelcom.com	pr@vimpelcom.com
Tel: +31 20 79 77 200 (Amsterdam)	Tel: +31 20 79 77 200 (Amsterdam)

International Wholesale Business Unit

Deutsche Telekom AG

Lisa Elisabeth Krenz

e.krenz@telekom.de

Tel.: +49 (0) 228 936 19588

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